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                          October 26, 2020

       Magen McGahee
       Chief Operating Officer, Chief Financial Officer and Secretary Galaxy Next Generation, Inc.
       286 Big A Road
       Toccoa, Georgia 30577

                                                        Re: Galaxy Next
Generation, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 20,
2020
                                                            File No. 333-249561

       Dear Ms. McGahee:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services